Mail Stop 4561
                                                           June 26, 2018


Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

       Re:    BTCS Inc.
              Amendment No. 5 to Registration Statement on Form S-1 Filed May 16, 2018
              File No. 333-219893

Dear Mr. Allen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2018 letter.

General

1. Your response to prior comment 4 refers to information on your website indicating that you are "the first pure-play" U.S. public company involved with digital assets and block chain technologies. Your disclosure states that you plan to provide your investors with a
       "diversified pure-play exposure to bitcoin and blockchain technologies." Please define the term "diversified pure-play" and explain what distinguishes you from other public companies with similar goals and operations.
 Charles W. Allen
BTCS Inc.
June 26, 2018
Page 2

2. In the glossary, you state that digital assets are commonly referred to as "cryptocurrency or virtual currency." Please clarify that the use of these terms is not indicative of the regulatory or accounting distinction of digital assets and that digital assets therefore may be deemed securities or other types of assets. In addition, explain that not all digital assets function as a medium of exchange.

3. We note that your portfolio will focus only on bitcoin and "other protocol tokens." Please explain how protocol tokens differ from other types of tokens, and discuss whether there are any material challenges related to this limitation. Further, clarify how your portfolio will provide investors with exposure to bitcoin and blockchain industries.

4. We note the prospectus does not include the information that you provided in response to prior comment 3. Please revise. Further, we note that such response indicates that you may otherwise pursue strategic opportunities involving the acquisition of "businesses using blockchain technology and those involved with digital assets." Please clarify how such opportunities may be different from, and synergistic to, your creation of a portfolio of digital assets and the potential resumption of your transaction verification services. Explain the scope of the blockchain technology applications and digital asset activities that you would consider acquiring. In this regard, we note prior disclosure indicating that you were pursuing a company that owns and operates a digital asset exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Accounting Treatment of Digital Assets, page 26

5. You state that you plan to create a portfolio of digital assets. In order to facilitate our evaluation of your analysis of ASC 946, please tell us what this means and clarify your business purpose for creating this portfolio. In this regard, explain whether you intend to use the portfolio as part of your operations and, if so, how; or tell us whether you intend to hold these assets for appreciation.

6. In response to comment 5, you state the "company has the objective of obtaining returns from capital appreciation or investment income." Please explain further how this statement supports your conclusions that you do not meet the fundamental characteristics of an investment company pursuant to ASC 946-10-15-6.

Consolidated Financial Statements

General

7. A comparison of your December 31, 2017 Form 10-K to your March 31, 2018 Form 10-
       Q suggests that you have changed classifications on the statements of operations and cash flows related to your digital assets. Please identify the changes for us and provide an
 Charles W. Allen
BTCS Inc.
June 26, 2018
Page 3

       analysis, with specific citation to authoritative literature, supporting the appropriateness of the revised classifications.

Note 4. Summary of Significant Accounting Policies

Digital Currencies Translations and Remeasurements, page F-8

8. You state in your response to prior comment 5 that your digital assets meet the definition of an intangible asset. While we continue to assess your responses related to investment company accounting, please note that we are unable to identify a scope exception in ASC
       350-30 that permits the measurement of intangible assets at fair value in each reporting period. Please describe for us your basis for measuring your digital assets at fair value.
       If your digital assets are within the scope of ASC 350-30, please revise your accounting to comply with those requirements.


       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or, in his absence, me at (202) 551-
3453 with any other questions. If you require further assistance, you may contact Barbara C.
Jacobs, Assistant Director, at (202) 551-3730.

                                                              Sincerely,

                                                              /s/ Jan Woo

                                                              Jan Woo
                                                              Legal Branch
Chief
                                                              Office of
Information
                                                              Technologies and
Services

cc:    Michael D. Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.